Filed Pursuant to Rule 424(b)(3)

Registration No. 333-298609

Prospectus Supplement No. 5

(to Prospectus dated August 28, 2026)

UP TO 154,623,867 ORDINARY SHARES

OF

AIR GLOBAL PLC

This prospectus supplement amends and supplements the prospectus dated August 28, 2026 (the “Prospectus”), which forms part of our registration statement on Form F-1 (No. 333-298609). This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Report on Form 6-K, furnished to the Securities and Exchange Commission (the “SEC”) on October 15, 2026 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus, and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. Terms used in this prospectus supplement but not defined herein shall have the meanings given to such terms in the Prospectus.

Our ordinary shares are listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “AIIR.” On October 14, 2026, the last reported sale price of our ordinary shares as reported on Nasdaq was $7.48 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 15, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission File Number: 001-43297

AIR Global PLC

(Translation of registrant’s name into English)

Festival Office Tower

Dubai Festival City, 7th Floor

Dubai

United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 15, 2026, AIR Global PLC (the “Company”) issued a press release announcing the establishment of a capital return framework, including a dividend policy and a share repurchase program, a copy of which is furnished as Exhibit 99.1 hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2026

AIR Global PLC

By:	/s/ Stuart Brazier
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Press release of AIR Global PLC, dated October 15, 2026

Exhibit 99.1

AIR Announces Capital Return Framework

Establishes Quarterly Dividend Policy and Share Repurchase Program Supported by Strong Cash Flow Generation

Dubai, UAE, 15 October 2026, – AIR today announced the establishment of a formal capital return framework designed to enhance shareholder returns while maintaining investment capacity for growth and preserving a disciplined balance sheet.

Under the framework, the Company intends to return capital to shareholders through a combination of regular cash dividends and share repurchases, supported by the Company's strong and growing equity free cash flow generation.

Quarterly Dividend Policy

AIR intends to initiate an annual cash dividend policy. For the 2027 fiscal year, the Company’s Board of Directors has approved a cash dividend of US$0.28 per share, to be paid in quarterly installments commencing with the reporting of our results for the first quarter of 2027, which are expected to be announced in May 2027.

Following the introduction of the dividend, AIR expects to maintain a progressive dividend policy, with potential future dividend growth supported by earnings expansion, free cash flow generation and the Company's financial position.

Share Repurchase Program

In addition, AIR intends to undertake up to US$100 million of share repurchases by December 2029, subject to market conditions, capital requirements and applicable regulatory approvals.

The share repurchase program would provide AIR with flexibility to return excess capital to shareholders while continuing to invest in the Company's strategic growth priorities. The program is expected to comply with the requirements of Rule 10b-18 under the U.S. Securities Act of 1933, as amended.

Disciplined Financial Policy

AIR expects to fund shareholder distributions from its equity free cash flow, which it defines as: Cash flow from operations, less capital expenditures (property, plant and equipment and intangible assets), less interest expense, and less principal and interest payments on lease liabilities.

The Company believes this approach aligns shareholder returns directly with sustainable cash generation and supports long-term value creation.

Continued Balance Sheet Strengthening

AIR expects continued growth in Adjusted EBITDA to support both shareholder returns and further balance sheet strengthening.

As a result, the Company anticipates that net leverage will decline over time and expects leverage to be at or below 2.0x by December 2027, while continuing to invest behind its growth strategy and capital allocation priorities.

Stuart Brazier, Chief Executive Officer of AIR, said:

"The establishment of our capital return framework reflects the significant progress AIR has made in transforming the business, strengthening profitability and increasing cash generation. As we continue to scale our reduced-risk product portfolio and deliver sustainable growth, we are committed to balancing investment in attractive growth opportunities with meaningful returns to shareholders. Today's announcement underscores our confidence in AIR's long-term prospects and our focus on creating durable shareholder value."

Bassem Lotfy, Chief Financial Officer of AIR, added:

"Our capital allocation framework is designed to support long-term value creation through a disciplined approach to deploying capital. We expect shareholder returns to be funded from the Company's equity free cash flow generation, while maintaining financial flexibility and continuing to strengthen the balance sheet. With continued growth in Adjusted EBITDA, we expect leverage to decline over time and to be at or below 2.0x by December 2027."

Capital Allocation Priorities

AIR's capital allocation framework remains focused on:

1.
Investing in high-return organic growth opportunities;
2.
Supporting the expansion of the Company's reduced-risk product portfolio;
3.
Maintaining a strong balance sheet and prudent leverage profile; and
4.
Returning excess capital to shareholders through dividends and share repurchases.

About AIR

Founded in 1999 and headquartered in Dubai, AIR is a global consumer brands and innovation company with a presence in more than 90 markets worldwide. Its portfolio reaches millions of adult consumers across social inhalation and modern nicotine categories through brands including Al Fakher, Nameless and Al Aseel (flavored shisha molasses) and Crown Switch (rechargeable pod vape system).

AIR's strategy combines category-leading brands, scientific research, and in-house innovation capabilities. Strategic investments such as Greentank and royalty-generating intellectual property partnerships such as Crown Bar enhance its participation in fast-growing nicotine and inhalation categories. The Company develops next-generation technologies and products, including OOKA.

By connecting brands, technology, science, and commercial partnerships, AIR is building a differentiated platform positioned to shape the future of adult consumer experiences.

Forward-Looking Statements

This press release contains “forward‑looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “anticipate,” “believe,” “commit,” “contemplate,” “continue,” “designed,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “potential,” “seek,” “should,” “target,” “will,” “would,” or, in each case, their negative or other variations or comparable terminology. Forward-looking statements in this press release include, but are not limited to, statements regarding: AIR’s capital return framework; the amount, timing and payment of future dividends, including AIR’s progressive dividend policy; the amount and timing of share repurchases under AIR’s share repurchase program; the expected sources of funding for shareholder returns; the expected regulatory compliance of share repurchases; AIR’s equity free cash flow generation; expected growth in Adjusted EBITDA; AIR’s expected net leverage levels; AIR’s future financial performance; AIR’s capital allocation priorities; long-term shareholder value creation; and AIR’s strategy, market position and future business prospects.

Such forward‑looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting the Company. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward‑looking statements. Additionally, the declaration and payment of any future dividends remain subject to approval by AIR’s Board of Directors, and any future dividends and the execution of any share repurchases will depend on, among other things, AIR’s financial performance, market conditions, applicable legal and regulatory requirements and other factors.

Nothing in this press release should be regarded as a representation by the Company that the forward‑looking statements will be achieved. Forward‑looking statements speak only as of the date they are made, and the Company undertakes no obligation to update or revise any forward‑looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

Contacts

AIR Investor Relations:

Gaurav Jain: Gaurav.jain@air.global; +971-56-439-4296

Anuja Shendye: a.shendye@air.global; +971-58-907-8782

investor@air.global

AIR Media Relations:

ICR for AIR

For more information, email inquiries to AIRglobal@icrinc.com